Exhibit 99.1

THIS ANNOUNCEMENT IS NOT AN OFFER, WHETHER DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER PURSUANT TO LEGISLATION AND REGULATIONS IN SUCH RELEVANT JURISDICTION WOULD BE PROHIBITED BY APPLICABLE LAW. SHAREHOLDERS NOT RESIDENT IN SWEDEN WHO WISH TO ACCEPT THE OFFER (AS DEFINED BELOW) MUST MAKE INQUIRIES CONCERNING APPLICABLE LEGISLATION AND POSSIBLE TAX CONSEQUENCES. SHAREHOLDERS SHOULD REFER TO THE OFFER RESTRICTIONS INCLUDED IN THE SECTION TITLED “IMPORTANT INFORMATION” AT THE END OF THIS ANNOUNCEMENT AND IN THE OFFER DOCUMENT WHICH WILL BE PUBLISHED SHORTLY BEFORE THE BEGINNING OF THE ACCEPTANCE PERIOD FOR THE OFFER. SHAREHOLDERS IN THE UNITED STATES SHOULD ALSO REFER TO THE SECTION TITLED “SPECIAL NOTICE TO SHAREHOLDERS IN THE UNITED STATES” AT THE END OF THIS ANNOUNCEMENT.

Press release

17 January 2022

NeoGames S.A. announces a recommended public offer to the shareholders of Aspire Global plc

NeoGames S.A.1 (“NeoGames”) hereby announces a recommended public offer to the shareholders of Aspire Global plc2 (“Aspire Global”) to tender all their shares in Aspire Global to NeoGames for a consideration consisting of a combination of cash and newly issued shares in NeoGames in the form of Swedish depository receipts (the “Offer”). Certain shareholders in Aspire Global, who in aggregate own shares corresponding to 66.96 percent of all shares and votes in Aspire Global, have entered into irrevocable undertakings that enable the other shareholders in Aspire Global who elect to receive as much cash consideration as possible under the Mix & Match Facility (as defined below) to receive 100 percent cash consideration of SEK 111.00 in cash per share in Aspire Global, representing a premium of 41.40 percent compared to today’s closing price of SEK 78.50 for Aspire Global’s share.

The shares in Aspire Global are admitted to trading on Nasdaq First North Premier Growth Market (“Nasdaq First North”). The shares in NeoGames are admitted to trading in the United States on the Nasdaq Stock Exchange, Global Market tier (the “Nasdaq Stock Exchange”).

The Offer in brief

•	At announcement, the Offer values each Aspire Global share at SEK 91.03 and the total value of the Offer based on all shares in Aspire Global amounts to approximately SEK 4,322 million.[3]

•
The Offer consideration consists of a combination of cash and shares in NeoGames, in the form of Swedish depository receipts, and shareholders may elect to tender in the Offer pursuant to either of two consideration alternatives, the Base Case Alternative and the Conditional Alternative (as defined below):

1 A Luxembourg société anonyme (reg. no. B186309), domiciled in Luxembourg.
2 A Maltese public limited company (reg. no. C 80711), domiciled in Malta.
3 The value of the Offer is based on a closing price of the NeoGames share of USD 24.62 per share on the Nasdaq Stock Exchange on 14 January 2022 (being the last day of trading on the Nasdaq Stock Exchange before the announcement of the Offer) and a SEK to USD foreign exchange rate of 0.111, and 46,658,404 shares in Aspire Global as of 17 January 2022 as well as 828,094 additional shares in Aspire Global supposing acceleration of current outstanding incentive programs in Aspire Global at the time of the announcement of the Offer.

The Base Case Alternative

o	NeoGames offers each shareholder in Aspire Global the following consideration (the “Base Case Alternative”):

◾	in respect of 50 percent of the number of Aspire Global shares tendered by such shareholder: SEK 111.00 in cash per Aspire Global share; and

◾	in respect of the remaining 50 percent of the number of Aspire Global shares tendered by such shareholder: 0.320 shares[4] in NeoGames per Aspire Global share in the form of Swedish depository receipts.

o
As part of the Base Case Alternative, NeoGames offers to the shareholders in Aspire Global a so-called mix & match facility, whereby each shareholder in Aspire Global, subject to the restrictions set out below, may elect to receive as much cash consideration as possible or as much share consideration as possible for their Aspire Global shares (the “Mix & Match Facility”). In aggregate, up to a total of 7.6 million new shares in NeoGames, represented by a corresponding number of Swedish depository receipts, will be issued as consideration in the Offer, and up to a total of approximately SEK 2,636 million will be paid in cash.[5] This proportion between shares and cash will not be varied in aggregate as a result of individual elections made under the Mix & Match Facility. In order for individual shareholders of Aspire Global to receive a higher proportion of a certain elected consideration alternative under the Mix & Match Facility, other shareholders must have made reverse elections to a corresponding extent.

◾
However, as set out below, due to undertakings from certain shareholders in Aspire Global, all other shareholders in Aspire Global that elect as much cash consideration as possible will receive such consideration in full.

◾
Provided that 100 percent cash consideration is elected under the Mix & Match Facility, the Base Case Alternative represents a premium of approximately 41.40 percent compared to the closing price of SEK 78.50 for Aspire Global’s share on Nasdaq First North on 17 January 2022, being the last day of trading before the announcement of the Offer.

◾
Aspire Global’s independent bid committee has confirmed to NeoGames that it has unanimously decided to recommend that Aspire Global’s shareholders accept the Base Case Alternative in the Offer with an election of as much cash consideration as possible under the Mix & Match Facility.

The Conditional Alternative

o
As an alternative to the Base Case Alternative, NeoGames offers each shareholder in Aspire Global the following consideration (the “Conditional Alternative”) in respect of 100 percent of the number of Aspire Global shares tendered by such shareholder, and for each such Aspire Global share:

i.
at settlement of the Offer: 0.320 shares in NeoGames or such lower prorated number of shares in NeoGames, in the form of Swedish depository receipts, that may follow as a result of other shareholders’ elections under the Mix & Match Facility and the maximum number of shares in NeoGames that will be issued as consideration in the Offer, and

4 Corresponding to SEK 71.05 based on NeoGames’ closing price on 14 January 2022 and a SEK to USD foreign exchange rate of 0.111.
5 Based on full acceptance in the Offer. At a lower acceptance level, the number of shares to be issued, and the total amount of cash to be paid, will be reduced proportionately to maintain the aggregate proportions of shares in NeoGames and cash to be paid as consideration in the Offer.

ii.
provided that less than 0.320 shares in NeoGames for each Aspire Global share has been received pursuant to (i) above and conditional upon the payment of future dividends[6] from Aspire Global to NeoGames in a corresponding aggregate amount (net of any dividend tax) after Aspire Global has become a wholly owned subsidiary of NeoGames: an additional cash purchase price for each Aspire Global share amounting to the difference between the value of the share consideration delivered pursuant to (i) above (where 0.320 shares in NeoGames shall be deemed to have a value of SEK 111.00) and SEK 111.oo, payable in cash in connection with such potential future dividends being paid.[7] Accordingly, the maximum aggregate value that can be received under the Conditional Alternative can never exceed the value received under the Base Case Alternative. The Conditional Alternative facilitates for NeoGames to pay SEK 111.00 to all shareholders that elect to receive as much cash consideration as possible under the Mix & Match Facility in the Base Case Alternative.

o
To enable 100 percent cash consideration for the other shareholders tendering in the Offer who elect to receive as much cash consideration as possible under the Mix & Match Facility, shareholders in Aspire Global who in aggregate own 31,240,839 shares corresponding to 66.96 percent of all shares and votes in Aspire Global[8] have irrevocably undertaken to accept the Offer and to elect the Conditional Alternative in the Offer.

o
Provided that 100 percent share consideration is received under the Conditional Alternative and no future conditional payment is thus made, the Conditional Alternative represents a discount of approximately 9.49 percent compared to the closing price of SEK 78.50 for Aspire Global’s share on Nasdaq First North on 17 January 2022, being the last day of trading before the announcement of the Offer.[9]

•
An offer document regarding the Offer is expected to be published on or about 4 April 2022. The acceptance period for the Offer is expected to commence on or about 5 April 2022 and end on or about 3 May 2022. The expected settlement date is 17 May 2022.

6 In order for final dividends to be paid to the shareholders of Aspire Global, there must be profits available for distribution in accordance with the provisions of the Companies Act (Chapter 386 of the laws of Malta), and the board of directors of Aspire Global must propose, by board resolution, the declaration and distribution of a dividend, after which the general meeting of shareholders of Aspire Global must resolve to adopt the board of directors’ proposal. In order for interim dividends to be paid to shareholders of Aspire Global (that is, dividends which are not final dividends), there must be profits available for distribution in accordance with the provisions of the Companies Act (Chapter 386 of the laws of Malta), and the board of directors of Aspire Global must approve, by board resolution, the declaration and distribution of a dividend.
7 For instance, if a shareholder in Aspire Global tenders 100 Aspire Global shares pursuant to the Conditional Alternative and only 75 x 0.320 NeoGames shares can be delivered due to other shareholders’ elections under the Mix & Match Facility, equalling a total share consideration of 0.240 NeoGames shares per Aspire Global share tendered, the shareholder in this example would be, conditional upon the payment of future dividends from Aspire Global to NeoGames, entitled to receive a residual of SEK 27.75 per share, entailing a potential total consideration of SEK 81.04 per Aspire Global share, based on NeoGames’ closing price on 14 January 2022 and a SEK to USD foreign exchange rate of 0.111.
8 Based on 46,658,404 shares in Aspire Global as of the day of the announcement of the Offer.
9 Based on share consideration being received in full, a value of the Offer of approximately SEK 71.05 per share in Aspire Global, based on NeoGames’ closing price on 14 January 2022 and a SEK to USD foreign exchange rate of 0.111.

“This is a highly strategic and transformational transaction for NeoGames that represents perhaps one of the more important milestones for us as a company. We believe that the combination of our two very successful companies will create a leading global provider across all forms of online lottery, sports betting and gaming that would have significant global active presence in many key markets. As a pure-play iLottery provider, we have experienced first-hand the strong convergence and expansion trend of lotteries in many countries globally into online gaming verticals and we believe that with this transaction we will become an even better strategic partner to our existing and future customers. We are excited to also be able to become a leading global provider to regulated gaming operators through the vast experience and product set that Aspire Global brings to our combined entity, together with profound operational experience which is a crucial success factor. The strong ties and cultural fit between the companies, where significant parts of our management teams have worked together and cooperated along the years, provides a great platform for future collaboration and success”, commented Moti Malul, CEO of NeoGames.

“Aspire Global is a high quality, leading supplier with a one stop shop in the regulated gaming industry. Following the acquisition of BtoBet, Pariplay, the recent investment in bingo and the divestment of the B2C division and now this potential merger with NeoGames, we will create a leading global supplier for the entirety of the iGaming and iLottery space overnight. I strongly believe that the two companies are well matched with a solid cultural connection forged over many years of working together which will facilitate meaningful revenue synergies. The deal will allow us to leverage NeoGames’ presence in the U.S. to grow even further in this market whilst continuing to roll out new products and support the growth of our regulated clients in Europe, Latin America, Africa and North America. Setting aside the value creation from a financial perspective, both NeoGames and Aspire Global will be able to offer a state-of-the-art enhanced gaming solution as well as supporting growth for existing and new clients. This is an exciting new chapter for my management and employees as we look to lead the space with high quality and innovative products”, commented Tsachi Maimon, CEO of Aspire Global.

Background and reasons for the Offer

Having thoroughly researched and landscaped the global gaming market for a best-in-class iGaming provider, NeoGames has identified Aspire Global as an ideal combination that would allow NeoGames to pursue sports and gaming initiatives globally for lottery customers and permit entry into the adjacent TAMs of online sports betting and online gaming. NeoGames believes combining with Aspire Global and adding its proprietary technology, including a scalable PAM solution providing end-to-end solutions for a customer’s online business from regulation and compliance to payment processing, risk management, CRM, support and player value optimization combined with its games content and sports betting platform, provides strong strategic and operational rationale for a combination. Further, Aspire Global operates a pure B2B model, given its recent divestiture of its B2C operations. Aspire Global’s B2B operations, as reported by Aspire Global, have a history of revenue growth and operating profitability provides strong financial rationale for a combination. NeoGames believes that the combination of award-winning products and service offerings across iLottery, online sports betting and iGaming, will uniquely position NeoGames, as a global multi-product leader, to further capitalize on industry growth, increase revenues from existing customers and offer a value proposition that would appeal to a wider array of customers globally.

The fact that both companies share a common origin and a common technology foundation will, we believe, allow us to benefit from revenue synergies efficiently. These shared roots also mean that both companies share important cultural and management values which again will smooth the transitional period.

NeoGames believes the proposed combination of NeoGames and Aspire Global could result in the following benefits to the combined business:

Technology and Product Offering Enhancements Elevating the Go-To-Market Strategy

As lotteries around the world are seeking comprehensive turn-key solutions that include iLottery, online sports betting and iGaming products and services, it is NeoGames’ belief that the ability to provide a complete end-to-end solution is becoming an increasingly important consideration for lotteries around the world when selecting platform and content providers. The combination of iLottery, online sports betting and iGaming would create a comprehensive product offering that would enable NeoGames to compete and win contracts in markets where lotteries operate sports betting and iGaming, providing additional revenue opportunities. Furthermore, the combination would enhance NeoGames’ ability to address all aspects of its customers’ needs in-house, reducing the need for third party solutions.

Provides Strategic Opportunities to Accelerate and Diversify Growth

NeoGames’ positioning in the U.S. as a leading iLottery platform provider, with technology platforms that are deployed and operational in over a dozen U.S. states across lotteries and gaming, could further facilitate and accelerate Aspire Global’s entry into the growing U.S. market. Further, Aspire Global’s online sports betting and iGaming operating capabilities with experience operating outside of the U.S. could assist NeoGames to establish a presence in the sports betting and iGaming verticals in emerging high growth regions, such as Latin America and Africa.

Diversified Revenue Streams and Improved Growth Profile

Aspire Global’s complementary online sports betting and iGaming offering diversifies NeoGames’ revenue streams, both geographically and by product. NeoGames would be able to pursue sports and gaming initiatives globally for lottery customers and enter into the adjacent TAMs of online sports betting and online gaming. Together, NeoGames and Aspire Global operate across three continents globally. Combing the power of the global reach with a comprehensive product offering, which brings efficient product development and faster new market launches, NeoGames believes meaningful revenue synergies could be realized over the long term. NeoGames believes that the combined product offering will better position the combined company to win contracts in markets that were previously inaccessible or require a highly competitive position.

Additionally, reducing third party costs and fees, eliminating duplicative public company costs, and aligning of research and development activities and general and administrative costs could potentially create cost synergies.

Committed to Continued Profitable Growth

Both NeoGames and Aspire Global have operated separately as high growth and highly profitable entities for many years. The combination of the companies, and resulting reduced reliance on third party vendors improving margins, as well as increased TAM and growth profile, are expected to lead to additional opportunities to accelerate growth and to further expand already strong margins.

Enhanced Management Expertise

The combined company will be led and supported by the market-leading capabilities of an experienced, joint management team. Having worked together successfully in the past, NeoGames’ and Aspire Global’s management teams represent a strong cultural fit as each focus on innovation and a customer-centric approach to their respective markets and products.

NeoGames looks forward to working with Aspire Global’s highly experienced team. The quality of the team throughout the organization was one of the drivers for the Offer and as such NeoGames sees them as key to the future success of the combined company and intends to invest in their continued growth. The organizational structure of Aspire Global has provided a robust platform for growth, therefore NeoGames intends to create a new iGaming division that will encompass the entire existing operations of Aspire Global to support and push for the continued growth of the iGaming and sports betting verticals, while benefiting from overarching synergies.

The combined company is expected to be led by Moti Malul, who will continue as CEO, and Raviv Adler as CFO of NeoGames. Tsachi Maimon, the CEO of Aspire Global, is expected join NeoGames as President and lead the newly formed online gaming division. The current board of directors of NeoGames will remain in place and be responsible for governance of the combined entity.

NeoGames is expecting it will experience employee growth over time and is not anticipating significant redundancies in personnel. NeoGames plans to maintain separate business lines across products much as it is currently organized.

As set out above, NeoGames’ intention is to realize integration benefits of the combination. The integration of Aspire Global and NeoGames will therefore likely entail some changes to the organization, operation and employees of the combined group. The specific initiatives to be implemented will be determined following completion of the Offer pursuant to a detailed review of the combined businesses. Before completion of such review, it is too early to say which specific initiatives will be taken and the impact that these would have. Except for what is stated above, there are currently no decisions on any changes to NeoGames’ or Aspire Global’s employees, management or existing organization and operations of Aspire Global, including terms of employment and location of business.

The Offer

Consideration

The consideration in the Offer for the shares in Aspire Global consists of a combination of shares in NeoGames and cash. Shareholders in Aspire Global may elect to tender in the Offer pursuant to either of two consideration alternatives, the Base Case Alternative and the Conditional Alternative.

The Base Case Alternative

Subject to the potential adjustment of each individual Aspire Global shareholder’s consideration due to elections made under the Mix & Match Facility described below, NeoGames is offering each shareholder in Aspire Global the following:

•	in respect of 50 percent of the number of shares in Aspire Global tendered by such shareholder: SEK 111.00 in cash per share in Aspire Global; and

•
in respect of the remaining 50 percent of the number of shares in Aspire Global tendered by such shareholder: 0.320 shares in NeoGames per share in Aspire Global in the form of Swedish depository receipts.

The Mix & Match Facility for Aspire Global’s shareholders

As part of the Base Case Alternative, NeoGames offers Aspire Global’s shareholders a Mix & Match Facility, through which each shareholder in Aspire Global is, subject to restrictions set out below, given the possibility, should the shareholder prefer a deviation from the Base Case Alternative, to elect either:

i.
to receive as much consideration in cash as possible for tendered Aspire Global shares (in addition to the default cash entitlement of SEK 111.00 per Aspire Global share in respect of 50 percent of the number of Aspire Global shares tendered), and thus as little consideration in shares as possible; or

ii.
to receive as much consideration in shares in NeoGames in the form of Swedish depository receipts as possible for tendered Aspire Global shares (in addition to the default share entitlement of 0.320 shares in NeoGames in the form of Swedish depository receipts per Aspire Global share in respect of 50 percent of the number of Aspire Global shares tendered), and thus as little in cash consideration as possible.

In aggregate, up to a total of 7.6 million new shares in NeoGames, represented by a corresponding number of Swedish depository receipts, will be issued, and up to a total of SEK 2,636 million will be paid in cash as consideration for the shares in Aspire Global.10 This proportion between cash and shares will not be varied as a result of individual elections made under the Mix & Match Facility. In order for individual shareholders in Aspire Global to receive a higher proportion of a certain elected consideration alternative under the Mix & Match Facility other shareholders must have made the reverse elections to corresponding extent. Shareholders in Aspire Global who in aggregate own 31,240,839 shares corresponding to 66.96 percent of all shares and votes in Aspire Global (see “Undertakings from shareholders in Aspire Global” below) have irrevocably undertaken to accept the Offer and to elect the Conditional Alternative in the Offer. Therefore, any other shareholders may receive full consideration in cash for shares tendered in the Offer, if they elect to receive as much consideration in cash as possible under to the Mix & Match Facility.

In the event that NeoGames, after the acceptance period, declares the Offer unconditional and thereafter extends the acceptance period, it will for practical reasons not be possible to cater for elections made under the Mix & Match Facility with regard to acceptances received after the initial acceptance period. Shareholders in Aspire Global accepting the Offer during a potential extension after the Offer has been declared unconditional will thus receive the Base Case Alternative in the Offer, consisting of 50 percent cash and 50 percent NeoGames shares in the form of Swedish depository receipts. The shareholders in Aspire Global are made aware that the value of the share consideration will change over time in line with the NeoGames share price, entailing that elections made under the Mix & Match Facility may result in higher or lower value per Aspire Global share than the Base Case Alternative.

In case tenders made by Aspire Global’s shareholders under the Mix & Match Facility are not fully matched, they will be scaled down on a pro rata basis in relation to the number of shares tendered by the respective shareholder.

The Conditional Alternative

As an alternative to the Base Case Alternative, NeoGames is offering each shareholder in Aspire Global the following in respect of 100 percent of the number of Aspire Global shares tendered by such shareholder, and for each such Aspire Global share:

i.
at settlement of the Offer: 0.320 shares in NeoGames or such lower prorated number of shares in NeoGames, in the form of Swedish depository receipts, that may follow as a result of other shareholders’ elections under the Mix & Match Facility and the maximum number of shares in NeoGames that will be issued as consideration in the Offer, and

10 Based on full acceptance in the Offer. At a lower acceptance level, the number of shares to be issued, and the total amount of cash to be paid, will be reduced proportionately to maintain the aggregate proportions between NeoGames shares and cash paid in the Offer.

ii.
provided that less than 0.320 shares in NeoGames for each Aspire Global share has been received pursuant to (i) above and conditional upon the payment of future dividends from Aspire Global to NeoGames in a corresponding aggregate amount (net of any dividend tax) after Aspire Global has become a wholly owned subsidiary of NeoGames: an additional cash purchase price for each Aspire Global share amounting to the difference between the value of the share consideration delivered pursuant to (i) above (where 0.320 shares in NeoGames shall be deemed to have a value of SEK 111.00) and SEK 111.00, payable in cash in connection with such potential future dividends being paid. Accordingly, the maximum aggregate value that can be received under the Conditional Alternative can never exceed the value received under the Base Case Alternative. The Conditional Alternative facilitates for NeoGames to pay SEK 111.00 to all shareholders that elect to receive as much cash consideration as possible under the Mix & Match Facility in the Base Case Alternative.

No commission will be charged in respect of the settlement of the Aspire Global shares tendered to NeoGames under the Offer.

The offered consideration models will be adjusted should Aspire Global or NeoGames distribute dividends or in any other way distribute or transfer value to their respective shareholders before settlement has taken place in relation to the Offer. The consideration will accordingly be reduced by a corresponding amount per share for each such dividend or value transfer distributed by Aspire Global, or increased by a corresponding amount per share for each such dividend or value transfer distributed by NeoGames. Furthermore, should the acceleration of all current outstanding incentive programs in Aspire Global, as well as any other warrants/options issued by Aspire Global, result in the creation of more than 828,094 new Aspire Global shares (see section “Share options granted by Aspire Global to participants in Aspire Global’s incentive programs” below), the consideration in the Offer will be reduced such that the total consideration for all shares in Aspire Global in the Offer does not change, unless the Offer is instead withdrawn on the basis of the condition for completion number 3 below.

Premiums

Provided that 100 percent cash consideration is elected under the Mix & Match Facility, the Base Case Alternative represents a premium of:

•
approximately 41.40 percent compared to the closing price of SEK 78.50 for Aspire Global’s share on Nasdaq First North on 17 January 2022, being the last day of trading before the announcement of the Offer;

•
approximately 36.58 percent compared to the volume-weighted average trading price of SEK 81.27 for Aspire Global’s share on Nasdaq First North during the last 30 trading days before the announcement of the Offer; and

•
approximately 52.81 percent compared to the volume-weighted average trading price of SEK 72.64 for Aspire Global’s share on Nasdaq First North during the last 180 trading days before the announcement of the Offer.

Provided that consideration is received with 50 percent shares and 50 percent cash, the Base Case Alternative represents a premium of:

•
approximately 15.96 percent compared to the closing price of SEK 78.50 for Aspire Global’s share on Nasdaq First North on 17 January 2022, being the last day of trading before the announcement of the Offer;

•
approximately 12.00 percent compared to the volume-weighted average trading price of SEK 81.27 for Aspire Global’s share on Nasdaq First North during the last 30 trading days before the announcement of the Offer; and

•
approximately 25.31 percent compared to the volume-weighted average trading price of SEK 72.64 for Aspire Global’s share on Nasdaq First North during the last 180 trading days before the announcement of the Offer.

Provided that 100 percent share consideration is received under the Conditional Alternative and thus no future conditional payment is made, the Conditional Alternative represents a discount of:

•
approximately 9.49 percent compared to the closing price of SEK 78.50 for Aspire Global’s share on Nasdaq First North on 17 January 2022, being the last day of trading before the announcement of the Offer;

•
approximately 12.57 percent compared to the volume-weighted average trading price of SEK 81.27 for Aspire Global’s share on Nasdaq First North during the last 30 trading days before the announcement of the Offer; and

•
approximately 2.18 percent compared to the volume-weighted average trading price of SEK 72.64 for Aspire Global’s share on Nasdaq First North during the last 180 trading days before the announcement of the Offer.

Fractions

No fractions of NeoGames shares will be delivered to shareholders in Aspire Global accepting the Offer. If a shareholder in Aspire Global tenders a number of Aspire Global shares in the Offer and the share consideration to be delivered in the form of Swedish depository receipts for these shares does not amount to an even number of full new NeoGames shares, consideration for excess fractions of shares will be paid in cash.

Total value of the Offer

At announcement, the Offer values each Aspire Global share at SEK 91.03 and the total value of the Offer, based on all 46,658,404 shares in Aspire Global as well as 828,094 additional shares in Aspire Global supposing acceleration of current outstanding incentive programs in Aspire Global, amounts to approximately SEK 4,322 million, based on the closing price of the NeoGames share as of 14 January 2022.11

NeoGames’ shareholding in Aspire Global

Neither NeoGames nor any closely related parties12 own any shares or financial instruments in Aspire Global that give financial exposure to Aspire Global’s shares at the time of the announcement of the Offer, nor has NeoGames acquired or agreed to acquire any shares in Aspire Global or any financial instruments that give financial exposure to Aspire Global’s shares during the six months preceding the announcement of the Offer.

NeoGames may acquire, or enter into arrangements to acquire, shares in Aspire Global outside the Offer, and any purchases made or arranged will be disclosed in accordance with applicable rules.

11 The value of the Offer is based on a closing price of the NeoGames share of USD 24.62 per share on the Nasdaq Stock Exchange on 14 January 2022 and a SEK to USD foreign exchange rate of 0.111.
12 The term “closely related parties” shall have the meaning that follows from Rule I.3 of the Takeover Rules.

Affiliated parties

Barak Matalon and Aharon Aran are board members in both NeoGames and Aspire Global and own 5,109,948 and 1,277,486 shares respectively in NeoGames as well as 12,048,000 and 3,000,000 shares respectively in Aspire Global. Oded Gottfried is Chief Technical Officer of NeoGames and owns 330,478 shares in NeoGames as well as 1,142,839 shares in Aspire Global. Barak Matalon, Aharon Aran and Oded Gottfried have irrevocably and unconditionally undertaken towards NeoGames to accept the Offer (see “Undertakings from shareholders in Aspire Global” below). Considering the aforementioned relationships and contractual arrangements, and in accordance with the Swedish Corporate Governance Board’s Takeover rules for certain trading platforms (the “Takeover Rules”), Barak Matalon and Aharon Aran have not participated, and will not participate, in NeoGames’ nor Aspire Global’s handling and evaluation of the Offer. Correspondingly, NeoGames’ board of directors has established an independent director committee to handle and evaluate the Offer without the involvement of Barak Matalon and Aharon Aran.

Furthermore, due to Barak Matalon and Aharon Aran being board members in Aspire Global, the so-called Management Buyout rules in Section IV of the Takeover Rules will apply to the Offer, which implies that Aspire Global’s independent bid committee shall obtain and publish a valuation or fairness opinion regarding the Offer from an independent expert and that the acceptance period of the Offer shall be at least four weeks long.

Recommendation from the independent bid committee of Aspire Global

Aspire Global’s independent bid committee – consisting of the independent board members Carl Klingberg and Fredrik Burvall – has confirmed to NeoGames that it has unanimously decided to recommend that Aspire Global’s shareholders accept the Base Case Alternative in the Offer with an election of consideration in all cash under the Mix & Match Facility. Aspire Global’s independent bid committee has also confirmed to NeoGames that it will recommend shareholders in Aspire Global who have a preference to receive shares in NeoGames to elect to receive such shares under the Base Case Alternative rather than the Conditional Alternative. Furthermore, Aspire Global’s independent bid committee has confirmed that it will work committedly for conditions for completion numbers 2 and 3 below to be met.

The recommendation is supported by a fairness opinion from Öhrlings PricewaterhouseCoopers AB according to which the Base Case Alternative, enabling full cash consideration pursuant to the Mix & Match Facility, is fair to Aspire Global’s shareholders from a financial point of view, and none of the other consideration alternatives in the Offer are fair from a financial point of view at the current NeoGames share price. According to the fairness opinion, the Conditional Alternative is not fair to Aspire Global’s shareholders from a financial point of view.

Undertakings from shareholders in Aspire Global

Barak Matalon, Pinhas Zahavi, Elyahu Azur, Aharon Aran and Oded Gottfried, who in aggregate own 31,240,839 shares corresponding to 66.96 percent of all shares and votes in Aspire Global, have irrevocably and unconditionally undertaken to accept the Offer. In order to enable all other shareholders to receive consideration in all cash under the Mix & Match Facility, they have irrevocably undertaken to elect the Conditional Alternative in the Offer, which will be prorated in relation to any other shareholders electing to receive more than 50 percent share consideration in the Offer.

Conditions for completion of the Offer

Completion of the Offer is conditional upon:

1.
the Offer being accepted to such extent that NeoGames becomes the owner of shares representing not less than 90 percent of the total number of outstanding shares in Aspire Global (on both a non-diluted and on a fully diluted basis);

2.
Aspire Global’s articles of association, prior to the end of the acceptance period in the Offer, being amended as to allow for NeoGames, having become the owner of not less than 90 percent of the total number of outstanding shares in Aspire Global carrying voting rights (on both a non-diluted and on a fully diluted basis), to acquire the shares in Aspire Global that have not been tendered in the Offer, for a consideration no higher than and, at the sole discretion of NeoGames, in the same form as the consideration paid per Aspire Global share in the Offer or in a form having the corresponding value consisting of cash alone or a combination of cash and non-cash consideration;

3.
that Aspire Global, prior to the end of the acceptance period in the Offer, resolves to accelerate the current incentive programs in Aspire Global and that all outstanding options thereunder, as well as any other warrants/options issued by Aspire Global, are converted into new Aspire Global shares resulting in the creation of not more than 828,094 new Aspire Global shares;

4.
with respect to the Offer and completion of the acquisition of Aspire Global and Aspire Global maintaining its current licenses and approvals, all necessary regulatory, governmental or similar clearances, approvals, decisions and other actions from authorities or similar, including from gaming and competition authorities, being obtained, in each case on terms which, in NeoGames’ opinion, are acceptable;

5.
neither the Offer nor the acquisition of Aspire Global being rendered or reasonably expected to be rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of a court or public authority, or any similar circumstance;

6.
no circumstances having occurred which have a material adverse effect or can reasonably be expected to have a material adverse effect on Aspire Global’s financial position or operations, including Aspire Global’s licenses and permits, sales, results, liquidity, solidity, equity or assets;

7.
no information made public by Aspire Global, or otherwise made available to NeoGames or its advisors by Aspire Global, being inaccurate, incomplete or misleading, and Aspire Global having made public all information which should have been made public;

8.	Aspire Global’s business being carried out in the ordinary course and consistent with past practice;

9.
that the payment of the funds under the debt financing of the Offer is made in accordance with the agreement with Blackstone Alternative Credit Advisors LP and that currency hedging is provided in accordance with the currency hedging arrangement with Deutsche Bank AG (see section “Financing of the Offer” below); and

10.	Aspire Global not taking any action that is likely to impair the prerequisites for making or completing the Offer.

NeoGames reserves the right to withdraw the Offer in the event that it is clear that any of the above conditions are not satisfied or cannot be satisfied. However, with regard to conditions 2-10 above, the Offer may only be withdrawn where the non-satisfaction of such condition is of material importance to NeoGames’ acquisition of Aspire Global or if otherwise approved by the Swedish Securities Council (Sw. Aktiemarknadsnämnden).

NeoGames reserves the right to waive, in whole or in part, one, several or all of the conditions set out above, including, with respect to condition 1, to complete the Offer at a lower acceptance level.

Financing of the Offer

The debt financing in respect of the Offer is provided by Blackstone Alternative Credit Advisors LP on terms customary for financing of public offers on the Swedish market. A currency hedging arrangement with a daily schedule for a fixed SEK to EUR exchange rate, in effect until completion of the Offer, has been arranged by Deutsche Bank AG.

As part of the consideration in the Offer, NeoGames will issue up to a total of 7.6 million new shares in NeoGames to the shareholders of Aspire Global as payment of the share consideration in the Offer, which would entail that Aspire Global’s shareholders will have an ownership interest of approximately 22.21 percent of the outstanding capital and votes in NeoGames, and correspondingly existing shareholders of NeoGames a remaining ownership interest of 77.7913 percent of the outstanding capital and votes in NeoGames, assuming full acceptance of the Offer. The completion of the Offer is not conditional upon the issuance of the new NeoGames shares, as the issuance will be resolved by NeoGames’ board of directors under an authorization.

Due Diligence

NeoGames has been permitted by the independent bid committee of Aspire Global to carry out a confirmatory due diligence review of Aspire Global in connection with the preparation of the Offer. NeoGames has been informed by Aspire Global that no information which is considered inside information according to Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse has been disclosed to NeoGames during the course of the due diligence review.

Approvals from authorities

The completion of the Offer is conditional upon, inter alia, all necessary clearances, approvals, decisions and other actions from authorities or similar, including approvals from gaming and competition authorities, being obtained, in each case on terms which, in NeoGames’ opinion, are acceptable. NeoGames’ current assessment is that the Offer is subject to such regulatory approvals from gaming authorities in Gibraltar and competition authorities in North Macedonia. NeoGames does currently not foresee any problems in obtaining such approvals before the end of the acceptance period.

Share options granted by Aspire Global to participants in Aspire Global’s incentive programs

The Offer is made under the presumption, and is conditional upon, that all current outstanding incentive programs in the form of option plans in Aspire Global, as well as any other warrants/options issued by Aspire Global, are accelerated, and that such options are converted into not more than 828,094 shares in Aspire Global. Should the options, as well as any additional warrants/options issued by Aspire Global, be converted into more than the above-mentioned number of shares in Aspire Global, the consideration in the Offer will, unless the Offer is instead withdrawn on the basis of the condition for completion number 3 above, be reduced such that the total consideration for all shares in Aspire Global in the Offer does not change.

13 Based on 7.6 million NeoGames shares issued to Aspire Global shareholders and 26,641,667 NeoGames shares (based on average diluted number of NeoGames ordinary shares outstanding during the NeoGames quarter ended 30 September 2021).

Preliminary timetable14

Publication of the offer document	4 April 2022

Acceptance period	5 April 2022 – 3 May 2022

Commencement of settlement	17 May 2022

NeoGames reserves the right to amend the acceptance period, as well as the settlement date. A notice of any such amendment will be announced by NeoGames by means of a press release in accordance with applicable rules and regulations. In the event that NeoGames, after the acceptance period, declares the Offer unconditional and thereafter extends the acceptance period, it will, as described above, for practical reasons not be possible to cater for elections made under the Mix & Match Facility with regard to acceptances received after the Offer has been declared unconditional. Shareholders in Aspire Global accepting the Offer during a potential extension after the Offer has been declared unconditional will thus receive the Base Case Alternative in the Offer, consisting of 50 percent cash and 50 percent NeoGames shares in the form of Swedish depository receipts.

Compulsory redemption and delisting

Provided that the condition for completion number 2 above is fulfilled and if NeoGames, whether in connection with the Offer or otherwise, acquires shares representing not less than 90 percent of the total number of shares in Aspire Global, NeoGames intends to initiate an acquisition the remaining shares in accordance with Aspire Global’s amended articles of association. In connection therewith, NeoGames intends to promote a delisting of Aspire Global’s shares from Nasdaq First North.

Statement from the Swedish Securities Council

The Swedish Securities Council (Sw. Aktiemarknadsnämnden) has, in statement AMN 2022:02, granted NeoGames an extension for the period for preparing and publishing an offer document from six weeks after announcement of the Offer to eleven weeks after such date.

About NeoGames

NeoGames, incorporated in Luxembourg, is a technology-driven global provider of iLottery solutions for national and state-regulated lotteries. NeoGames’ full-service solution combines proprietary technology platforms and services with the experience and expertise required to manage successful iLottery operations. NeoGames’ game studio includes an extensive portfolio of engaging online lottery games that deliver a compelling player experience and significant value to lottery clients. As a trusted partner to lotteries worldwide, the Company works with its customers to maximize their success, offering a comprehensive solution that empowers them to deliver enjoyable and profitable iLottery programs to their players, generate more revenue, and direct proceeds to good causes. Further information about NeoGames is available at: www.neogames.com.

About Aspire Global

Aspire Global is a leading B2B-provider of iGaming solutions, offering companies everything they need to operate a successful iGaming brand, covering casino and sports. Aspire Global’s B2B-offering comprises a technical platform, proprietary casino games, a proprietary sportsbook, a game aggregator and managed services. Aspire Global also distributes third-party and proprietary games to external partners, through the acquisitions of game-aggregator and game studio Pariplay in 2019 and of BtoBet, a sportsbook provider, in 2020. Aspire Global operates in 30 regulated markets spanning Europe, America and Africa, including countries such as the United States, United Kingdom, Denmark, Portugal, Spain, Poland, Ireland, Nigeria, Columbia and Mexico. Offices are located in Malta, Israel, Bulgaria, Ukraine, North Macedonia, India, Italy and Gibraltar. Aspire Global was founded in 2005 and has been listed on Nasdaq First North since 2017. Further information about Aspire Global is available at: www.aspireglobal.com.

14 All dates are preliminary and may be subject to change.

The combined company

Preliminary combined information regarding the combined company

The combination of NeoGames and Aspire Global will result in a well-diversified iLottery, digital sports betting and casino B2B leader in the global gaming marketplace, and will provide customers full turnkey technology solutions with respect to their iLottery, digital sports betting and casino offerings. The combined company will have a true global presence, servicing customers in more than a dozen U.S. states, over ten countries throughout Europe, as well as operations throughout high growth regions such as Latin America and Africa.

Preliminary combined financial information

The historical, non-IFRS, financial information presented below is based on the unaudited financial information publicly disclosed by NeoGames and Aspire Global for the nine months ended 30 September 2021, subject to certain adjustments, as explained in the accompanying notes. The purpose of these adjustments, such as with respect to Aspire Global’s B2C segment that was divested by Aspire Global in December 2021, is to provide investors with management’s estimate of a representative summary of key financial results from the combination of the two businesses, taking into account the share and cash consideration reflected in the Offer.

Pro forma financial information will be included in future disclosures relating to the Offer which may differ substantially from the combined financial information contained herein. The information set forth below does not necessarily reflect the results or the financial position that NeoGames and Aspire Global together would have if they had conducted their operations as a group during the same period. For instance, expected synergies have not been taken into account. This information is also not indicative of what the combined company’s future results will be. The financial information presented below has not been audited or otherwise reviewed by NeoGames’ or Aspire Global’s auditors or any other third parties.

All of the financial information of Aspire Global presented below, has been adjusted from EUR to USD, using an EUR to USD conversion ratio of 1.19, which was the average USD/EUR conversion rate for the nine months ended 30 September 2021.

	USD in Millions – YTD 30 September 2021
	NeoGames		Aspire Global		Combined results
Revenue & Share in Joint Venture Revenue Interests (1)	$61.9	(2)	$144.3	(3)	$206.2

Adjusted EBITDA	$25.5	(4)	$25.9	(5)	$51.4

EBIT	$13.8	(6)	$18.1	(7)	$31.9	(8)

(1)
Revenue presentation accounting policies vary between NeoGames and Aspire Global. As NeoGames revenues for the nine months ended 30 September 2021 were recognized on a net basis, Aspire Global revenues for the same period were recognized on a gross and net basis, depending on segment, all as disclosed in the companies’ respective financial reports.

(2)	Includes NeoGames revenues, adjusted to exclude revenues generated from service contract with Aspire Global, and adding the NeoGames Share in NPI Revenue Interests of USD 25 million.

(3)	Aspire Global revenues as reported by Aspire Global:

a.	Adjusted to exclude revenues generated from Aspire Global’s B2C segment, which was divested by Aspire Global on 1 December 2021.

b.
Adjusted to include estimated revenues that would have been generated from Aspire Global’s contract with Esports Technologies with respect to Aspire Global’s B2C business as if such contract had been entered into on 1 January 2021 and based on the results of the B2C business as reported by Aspire Global for such period of time.

(4)	Adjusted EBITDA as reported by NeoGames.

(5)
Aspire Global adjusted EBITDA calculated as follows: EBITDA as reported by Aspire Global, adding charges associated with share based compensation and deducting Aspire Global’s share in losses of an associated companies.

a.
Operating expenses are adjusted to exclude operating expenses associated with Aspire Global’s B2C segment, and to include estimated operating expenses that would have been incurred in connection with Aspire Global’s contract with Esports Technologies as if such contract had been entered into on 1 January 2021.

(6)	Calculated as follows: Adjusted EBITDA as provided herein, adding charges associated with share based compensation and depreciation and amortization charges.

(7)
Calculated as follows: Adjusted EBITDA as provided herein, adding charges associated with share based compensation and depreciation and amortization charges, adjusted to exclude depreciation and amortization associated with Aspire Global’s B2C segment.

(8)	Combined EBIT excludes transaction related expenses and amortization associated with transaction related intangibles.

Pro Forma EBT/Share

	USD in Millions (other than per share information) – YTD 30 September 2021
	NeoGames	Combined results
Interest and finance-related expenses	$4.0	$15.3	(9)

EBT (10)	$9.8	$16.6

Fully Diluted Weighted average number of ordinary shares outstanding	26.6	34.2	(11)

EBT / Share	$0.37	$0.49
EBT / Share % Accretion		32%

(9)
Calculated as follows: NeoGames interest and finance related expense, adding Aspire Global’s interest income with respect to funding to related group, finance income and finance expenses and interest and other financing charges associated with raising a loan to partially fund the Offer, calculated retrospective as of 1 January 2021 and using the stated interest rate of such loan (6.25 percent per annum).

(10)	EBIT as reported herein less interest and finance-related expenses.

(11)	Includes 7.6 million newly issued NeoGames shares issued as part of the consideration for the transaction.

Reconciliation of Comprehensive Income to Adjusted EBITDA

USD in Thousands – YTD 30 September 2021
Net and total comprehensive income	$8,210
Income Taxes	$1,641
Interest and finance-related expenses	$3,989
EBIT	$13,840
Depreciation and amortization	$10,656
EBITDA	$24,496
Initial public offering costs	-
Share based compensation	$820
Company share of NPI depreciation and amortization	$165
Adjusted EBITDA	$25,481

Governing law and disputes

The Offer, as well as any agreements entered into between NeoGames and the shareholders in Aspire Global as a result of the Offer, shall be governed and construed in accordance with substantive Swedish law. Any dispute concerning the Offer, or which arises in connection therewith, shall be settled exclusively by Swedish courts, with the Stockholm District Court (Sw. Stockholms tingsrätt) as first instance.

The Takeover Rules and the Swedish Securities Council’s statements and rulings regarding interpretation and application of the Takeover Rules, and, where applicable, the Swedish Securities Council’s interpretation and application of the formerly applicable Rules on Public Offers for the Acquisition of Shares issued by the Swedish Industry and Commerce Stock Exchange Committee (Sw. Näringslivets Börskommitté) are applicable to the Offer.

Advisors

In connection with the Offer, NeoGames has retained Stifel as financial and debt advisor, Hannes Snellman Attorneys Ltd as legal advisor in Sweden, Herzog Fox & Neeman as legal advisor in Israel, Latham & Watkins, LLP as legal advisor in the United States, Allen & Overy SCS as legal advisor in Luxembourg and Camilleri Preziosi Advocates as legal advisor in Malta.

Contacts and information about the Offer

Mr. Raviv Adler, CFO

Email: ir@neogames.com

Tel: +972 73 372 3107

Information about the Offer is made available at NeoGames’ website: ir.neogames.com/offer-page

Important information

NeoGames discloses the information provided herein pursuant to the Takeover Rules. The information was submitted for announcement at 10:15 p.m. (CET) on 17 January 2022.

This press release has been published in Swedish and English. In the event of any discrepancy in content between the two language versions, the Swedish version shall prevail.

The Offer is not being made, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland or in any other jurisdiction where such offer pursuant to legislation and regulations in such relevant jurisdiction would be prohibited by applicable law, by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the Internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland, and the Offer cannot be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Accordingly, this press release or any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland.

This press release is not being, and must not be, sent to shareholders with registered addresses in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer and the information and documents contained in this press release are not being made and have not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the information and documents contained in this press release are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the information and documents contained in this press release is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire day to day control of the affairs of a body corporate; or to acquire 50 percent or more of the voting shares in a body corporate, within article 62 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the potential opportunities and benefits of a combination of NeoGames and Aspire Global, and assumptions underlying such statements, as well as statements that include the words “expect,” “intend,” “potential,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in NeoGames’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in NeoGames’ other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, NeoGames operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for NeoGames’ management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that NeoGames may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Furthermore, completion of the Offer and closing of the combination between NeoGames and Aspire Global is subject to various conditions and there can be no assurances that the transaction will be consummated. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Special notice to shareholders in the United States

The Offer described in this press release is made for the issued and outstanding shares of Aspire Global, a company incorporated under Maltese law, and is subject to Maltese and Swedish disclosure and procedural requirements, which are different from those of the United States. Shareholders in the United States are advised that the shares of Aspire Global are not listed on a U.S. securities exchange and that Aspire Global is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

The Offer is made in the United States pursuant to Section 14(e) and Regulation 14E of the U.S. Exchange Act, subject to exemptions provided by Rule 14d – 1(c) under the U.S. Exchange Act for a Tier I tender offer (the “Tier I Exemption”) and Rule 802 under the U.S. Securities Act of 1933 (the “802 Exemption”), and otherwise in accordance with the disclosure and procedural requirements of Swedish law, including with respect to withdrawal rights, the Offer timetable, settlement procedures, waiver of conditions and timing of payments, which are different from those applicable under U.S. domestic tender offer procedures and law. Holders of the shares of Aspire Global domiciled in the United States (the “U.S. Holders”) are encouraged to consult with their own advisors regarding the Offer.

Aspire Global’s financial statements and all financial information included herein, or any other documents relating to the Offer, have been or will be prepared in accordance with IFRS and may not be comparable to the financial statements or financial information of companies in the United States or other companies whose financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Offer is made to the U.S. Holders on the same terms and conditions as those made to all other shareholders of Aspire Global to whom an offer is made. Any information documents, including the offer document, are being disseminated to U.S. Holders on a basis comparable to the method pursuant to which such documents are provided to Aspire Global’s other shareholders.

As permitted under the Tier I Exemption, the settlement of the Offer is based on the applicable Swedish law provisions, which differ from the settlement procedures customary in the United States, particularly as regards to the time when payment of the consideration is rendered. The Offer, which is subject to Swedish law, is being made to the U.S. Holders in accordance with the applicable U.S. securities laws, and applicable exemptions thereunder, in particular the Tier I Exemption and the 802 Exemption. To the extent the Offer is subject to U.S. securities laws, those laws only apply to U.S. Holders and thus will not give rise to claims on the part of any other person. The U.S. Holders should consider that the price for the Offer is being paid in SEK and that no adjustment will be made based on any changes in the exchange rate.

It may be difficult for Aspire Global’s shareholders to enforce their rights and any claims they may have arising under the U.S. federal or state securities laws in connection with the Offer, since Aspire Global and NeoGames are located in countries other than the United States, and some or all of their officers and directors may be residents of countries other than the United States. Aspire Global’s shareholders may not be able to sue Aspire Global or NeoGames or their respective officers or directors in a non-U.S. court for violations of U.S. securities laws. Further, it may be difficult to compel Aspire Global or NeoGames and/or their respective affiliates to subject themselves to the jurisdiction or judgment of a U.S. court.

To the extent permissible under applicable law or regulations, NeoGames and its affiliates or its brokers and its brokers’ affiliates (acting as agents for NeoGames or its affiliates, as applicable) may from time to time and during the pendency of the Offer, and other than pursuant to the Offer, directly or indirectly purchase or arrange to purchase shares of Aspire Global outside the United States, or any securities that are convertible into, exchangeable for or exercisable for such shares. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices, and information about such purchases will be disclosed by means of a press release or other means reasonably calculated to inform U.S. Holders of such information. In addition, to the extent permissible under applicable law or regulation, the financial advisors to NeoGames may also engage in ordinary course trading activities in securities of Aspire Global, which may include purchases or arrangements to purchase such securities as long as such purchases or arrangements are in compliance with the applicable law. Any information about such purchases will be announced in Swedish and in a non-binding English translation available to the U.S. Holders through relevant electronic media if, and to the extent, such announcement is required under applicable Swedish or U.S. law, rules or regulations.

The receipt of cash pursuant to the Offer by a U.S. Holder may be a taxable transaction for U.S. federal income tax purposes and under applicable U.S. state and local, as well as foreign and other, tax laws. Each shareholder is urged to consult an independent professional adviser regarding the tax consequences of accepting the Offer. Neither NeoGames nor any of its affiliates and their respective directors, officers, employees or agents or any other person acting on their behalf in connection with the Offer shall be responsible for any tax effects or liabilities resulting from acceptance of this Offer.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OFFER, PASSED ANY COMMENTS UPON THE MERITS OR FAIRNESS OF THE OFFER, PASSED ANY COMMENT UPON THE ADEQUACY OR COMPLETENESS OF THIS PRESS RELEASE OR PASSED ANY COMMENT ON WHETHER THE CONTENT IN THIS PRESS RELEASE IS CORRECT OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.